                                                                   Exhibit 28.10

Mr. Wesley Ted Sinclair
H.D. Vest, Inc.
Fourth Floor
6333 North State Highway 161
Irving, Texas 75038

September 29, 2000

Gentlemen:

You have requested our opinion as to the federal income tax consequences to the participating Representatives (the Representatives) of the H.D. Vest, Inc. Representatives Deferred Compensation Plan (the "Plan").

SCOPE OF OPINION

The opinions expressed herein are based on the Internal Revenue Code of 1986 as amended (the "Code"), the Regulations thereunder, and existing administrative and judicial interpretations thereof, as of the date of this letter, all which are subject to change. If there is a change, including a change having retroactive effect, in the Code, Treasury Regulations, Internal Revenue Service rulings or releases, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for changes in the above listed law and authority occurring after the above date.

We have not considered any non-income tax, state, local or foreign income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any non-income tax or any state, local or foreign income tax issues. We also express no opinion on non-tax issues, such as corporate law or securities law matters.

In rendering our opinion, we have relied upon the accuracy and completeness of the facts, information, assumptions and representations as contained in your certification dated September 29, 2000. You have represented to us that we have been provided all of the facts and assumptions necessary for us to form our opinion; however, we have not independently audited or otherwise verified any of these facts or assumptions. Any alterations in these facts or representations may adversely affect our opinion.

The following is a summary of the facts as represented to us by representatives of H.D. Vest, Inc.

GENERAL STATEMENT OF FACTS

H.D. Vest, Inc. (H.D. Vest) is a financial services company, organized for the purpose of investing in financial service companies and providing management services to such companies as well as to other entities. H.D. Vest has a substantial number of fully licensed Representatives. These Representatives are
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Mr. Wesley Ted Sinclair
September 29, 2000
Page 2 of 7


primarily tax professionals located throughout the United States who provide their clients with a wide range of financial services related to such investments as mutual funds, unit investments trusts, limited partnership interests, stocks, and bonds. These Representatives also market other services provided by H. D. Vest through its subsidiaries. Such services include insurance, business valuation services, financial planning, investment planning, and other services.

The Representatives of H.D. Vest receive various forms of compensation, including commissions, for the services that they provide. Currently, they are eligible to participate in a deferred compensation arrangement whereby they are allowed to defer all, or a portion of, the eligible compensation that they are entitled to receive.

DESCRIPTION OF THE H.D. VEST, INC. REPRESENTATIVES DEFERRED COMPENSATION PLAN

The Plan (a copy of which is attached as Attachment A) is an unfunded, nonqualified deferred compensation plan. The Plan is available for all non-officer and non-employee representatives and allows them to defer future compensation over a deferral period. Representatives may choose from a deferral period of 36, 60, 84, or 120 months. In addition, H.D. Vest, prior to any calendar year, establishes a matching contribution for such year's deferrals based on market conditions anticipated for the deferral period and the length of the deferral period. For the initial calendar year, the amount of the matching contributions allocated to participants is as follows:

     Deferral Period                  Matching Contribution
     ---------------                  ---------------------
     Option 1: 36 months                       41%
     Option 2: 60 months                       85%
     Option 3: 84 months                      151%
     Option 4: 120 months                     305%

Under the Plan, participants are eligible to defer an incremental amount between 1 percent and 100 percent of eligible compensation. Amounts deferred and the corresponding matching contributions are to be paid out in cash. Once the deferral election is made, a participant is not allowed to decrease either the deferral period or the deferral amount until the next annual election period. However, a participant may increase the deferral amount on a prospective basis. Any election to prospectively increase the deferral amount shall begin on the first compensation date that occurs following 30 days subsequent to the receipt of written notice by H.D. Vest.

Participants are not allowed to receive payment of any amounts credited to their account in the Plan at any time prior to the distribution date. In the event that a participant terminates their relationship with H.D. Vest for any reason other than death or disability prior to the receipt of all deferral amounts, he or she forfeits all matching contributions with respect to the remaining deferral amounts. However, the remaining distributions of deferral amounts will continue to be made.

Normal representative commissions are paid bi-monthly; therefore, the payments of the deferred compensation and matching contributions will be paid bi-monthly subsequent to the end of the deferral period. Consequently, if a representative elects to defer an amount of his or her bi-monthly compensation
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Mr. Wesley Ted Sinclair
September 29, 2000
Page 3 of 7


for a period of 36 months, he or she will receive payment of that deferred amount and matching contribution 37 months from the date of the deferral. Each representative payroll period and deferral amount shall be payable independently from one another under this plan.

FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

You have requested our opinion as to the federal income tax consequences of the Plan. The determination of the federal income tax consequences requires us to examine these three issues:

     1. Does the deferral of compensation amounts by a Representative constitute a transfer of property under (S)83 of the Internal Revenue Code?
     2. Are the compensation amounts deferred by a Representative includable in gross income at the time of deferral?
     3. Are the matching contributions credited to a Representative's account includable in gross income at the time they are credited?

In order to determine the federal income tax consequences of the Plan, it is necessary to establish that the Plan is in fact a "deferred" compensation arrangement. A deferred compensation arrangement involves an agreement to make payments at a future date as compensation for services rendered currently. As indicated by its name, the Plan is a deferred compensation plan. However, Temp. Reg. (S)1.404(b)-1T, Q&A 2 states that compensation is considered to be deferred if it is to be paid after 2 1/2 months following the end of the year in which the services are performed. Since participants in the Plan must make the election to defer compensation prior to the time the services are actually performed and must elect a deferral period of at least 36 months, the Plan is a deferred compensation plan.

Deferred compensation arrangements do not generally have to meet the funding and coverage requirements that affect qualified plans; however, these "nonqualified plans" are subject to additional requirements which govern the recognition of income by the participant. The Plan is a nonqualified deferred compensation plan. Unlike a qualified plan, the recognition of income by the participants in a nonqualified plan does not merely depend on when the actual cash is received. Instead, Internal Revenue Code (S)83 and (S)451 govern the taxation of nonqualified deferred compensation plans. Section 83 applies to funded nonqualified deferred compensation arrangements and (S)451 applies to "unfunded" deferred compensation arrangements.

The Code does not define the term unfunded; however, the courts have held that unfunded means that plan benefits are payable from the employer's general assets and that the participants in the plan are guaranteed a status no better than any other unsecured creditor (Dependahl v Falstaff Brewing Corp, 653 F 2d 1208(8/th/
                          ------------------------------------
Cir 1981), cert denied, 454 US 968, 102 S Ct 512 (1981)). Based on this definition, the Plan is an unfunded deferred compensation arrangement because the participants are unsecured creditors who are to be paid from the general assets of H.D. Vest. Consequently, the taxation of the compensation deferred by participants in the Plan is determined under (S)451(a) of the Code and (S)1.451 of the Income Tax Regulations (the "Regulations"). The constructive receipt and economic benefit doctrines are the tools used by (S)451 to determine the taxation of deferred compensation amounts.
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Mr. Wesley Ted Sinclair
September 29, 2000
Page 4 of 7


CONSTRUCTIVE RECEIPT

Generally, (S)451(a) provides that gross income includes all income received by an individual during any taxable year. However, a cash basis taxpayer may be required to include an item in income before he or she actually receives the payment in the form of cash or property. This exception is known as the constructive receipt doctrine.

The key element of constructive receipt is whether the taxpayer has some element of control over the timing of the receipt of property (emphasis added). Control
   -------
depends on whether or not the amount has been credited to a participant's account, set aside, or otherwise made available to him or her. Applying this basic definition, it would appear that crediting an account for amounts deferred would constitute constructive receipt. However, the Internal Revenue Service (the "Service") has ruled in several instances that crediting a bookkeeping account is merely an unfunded promise to pay and does not constitute constructive receipt.

In Private Letter Ruling 9422025, the taxpayer requested a ruling on a deferred compensation plan whereby a participant elected to defer an amount, and the amount was credited to a bookkeeping account on his behalf. The amounts credited under the plan were only payable upon a participant's retirement, termination, or death. In this letter ruling, the Service ruled that the participants in the plan were not required to recognize any income for the amounts credited to their accounts because there was neither a transfer of property under (S)83 of the Code nor a constructive receipt of property.

The Plan is similar to the plan discussed in PLR 9422025 as amounts are not actually set aside for participants. Rather, the amounts are credited to an account established on their behalf. Once the amounts are credited to the participant's account, they cannot be received until after the end of the deferral period. The main thrust of this argument is that there is no property evidencing the transfer. The Service further supported this argument in Rev. Rul. 60-31, 1960-1 CB 174 and Rev. Rul. 71-419, 1971-2 CB 220, when they ruled that a mere contractual obligation or promise to pay, not represented by notes or secured in any way, is not regarded as a receipt of income within the cash receipts and disbursements method of accounting. The obligation in the Plan would seem to fall into the same category, since the amounts deferred under the Plan are subject to the claims of H.D. Vest's creditors.

Rev. Rul. 71-419 discussed an additional factor used in the determination of constructive receipt. In this ruling, an unfunded deferred compensation plan was established for the benefit of the corporation's board of directors. Under the plan, directors could elect to defer compensation prior to the period in which the services were provided. The deferred amounts were credited to a separate memorandum account and were payable over a period of ten years after the expiration of the director's term. The Service ruled that these payments were not includable in the director's income until they were actually received in cash or cash equivalents. In its ruling, the Service discussed the fact that the election to defer the income was made prior to the time the services were performed. Although the Service did not state that this was the sole basis for the determination that the income was not includable in income until the amounts were received in cash or cash equivalents, it did specifically mention that the election was made prior to the time the services were performed. This would seem to indicate that the fact that the election to defer is made prior to the time the services are performed is important in determining constructive receipt.
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Mr. Wesley Ted Sinclair
September 29, 2000
Page 5 of 7


The courts also agree that the fact that the election to defer is made prior to the time the services are performed is relevant when determining constructive receipt. In the case of Martin v. Commissioner, 96 TC 814 (1991) (Martin), the
                         ------------------------
Tax Court considered the following five factors (including the timing of the election to defer) in determining whether constructive receipt occurred:

1.   The funded status of the plan;
2.   Whether the participant's rights under the plan were secured;
3. The timing of the election to defer receipt and if it could only be made before the amounts became due;
4. Whether the participant's right to receive income was subject to substantial limitations or restrictions; and,
5. Whether interest was payable on installment payments and when interest, if any, accrued.

As previously discussed, each of these five factors in Martin would indicate that the amounts deferred under the Plan are not constructively received at the time of deferral. Rather, these amounts are includable in the income of the Representatives at the time they are actually received in cash.

Constructive receipt not only applies to deferred income, it also applies to matching contributions. However, the matching contributions in the Plan would not be considered as being constructively received by the participants. This is evident in the Service's discussion of the deferred compensation plan in PLR 9422025 which also contained a matching feature. The Service ruled that the amounts credited to a participant's account due to the matching feature were not includable in income at the time they were credited. Instead, the amounts are recognized as income by the participants at the time they were actually received in cash. This ruling indicates that the matching amounts under the Plan would not be considered as constructively received by the participants. This position is strengthened when one considers that the matching amounts under the Plan are forfeitable if a participant terminates his or her relationship with H.D. Vest at any time prior to the expiration of the distribution period.

ECONOMIC BENEFIT

In instances where amounts are not constructively received, Regulation (S)1.451 may cause taxation of deferred amounts if the transfer provides an economic benefit at the time of deferral. The economic benefit doctrine applies if the taxpayer either receives or has a right to receive property at some time in the future. If there is only a right to receive property in the future, it must be determined whether or not there is an ascertainable fair market value for the right to receive property in the future. As discussed in PLR 9422025, an economic benefit exists if "assets are unconditionally and irrevocably paid into a fund or trust to be used for the employee's sole benefit." However, where no assets are specifically set aside for the benefit of participants, i.e. the plan is unfunded, there cannot be an economic benefit.

Participants in the Plan do not gain any economic benefit under the plan for amounts that they defer because the amounts are not set aside in a trust or other vehicle that would guarantee that they would exist in the future. In addition, the economic benefit doctrine generally does not apply to an unfunded arrangement since the receipt of any benefits is uncertain due to the participant's status as a general creditor of the company. For these reasons, there is no economic benefit to the participants in the Plan.
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Mr. Wesley Ted Sinclair
September 29, 2000
Page 6 of 7


SUMMARY

Our opinions, expressed below, address only those federal income tax consequences relating to the taxation of the Representatives under the Plan. Based on the representations made to us and pursuant to the discussion above, it is our opinion that:

     1. The crediting of compensation and matching contributions to a Representative's account does not constitute a transfer of property under (S)83 of the Internal Revenue Code.

     2. The compensation amounts that are deferred by any Representative are not includable in gross income until the amounts are actually received in cash.

     3. The matching contributions credited to a Representative's account are not includable in gross income until the amounts are actually received in cash.

We express no opinions other than those stated immediately. Neither this letter nor any prior statements are intended to imply or to be an opinion on any other matters, including, but not limited to, the tax consequences of the Plan.

The opinions expressed herein are not binding on the Service, and there can be no assurance that the Service will not take a position contrary to any of the opinions expressed herein, or if the Service took such a position, whether it would be sustained by the courts. Our opinions reflect the probable outcome of litigation and other adversarial proceedings based on the merits of the issues. It is important, however, to note that litigation and other adversarial proceeding are frequently decided on the basis of such matters as negotiation and pragmatism. Furthermore, in recent years, the courts of law have exhibited a willingness to interpret prior authorities, as well as to develop new theories, in order to reach a conclusion that will maximize tax revenue. We have not considered the effect of such negotiations, pragmatism, and judicial willingness upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material federal income tax effects to the representatives participating in the Plan as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

Our opinions are solely for the benefit of the Representatives and H.D. Vest, Inc. and are not to be relied upon by anyone else. We assume no responsibility for tax consequences, or any other consequences, to any other parties to the transactions or to other persons. Instead, any other such parties or persons should consult and rely upon the advice of their own counsel, accountant, tax advisor or other advisors. Except to the extent expressly permitted hereby and without the prior written consent of Arthur Andersen LLP (Arthur Andersen), this document may not in whole or in part be disclosed or quoted, nor otherwise referred to in any documents other than to the Securities and Exchange Commission as part of an S-1 filing. Disclosure by client to a taxing authority in the event of a penalty assertion by such authority is permitted, however. Notwithstanding anything herein to the contrary, (i) no restriction herein is intended to be nor shall be construed as a condition of confidentiality as such term is used in IRC (S)(S) 6011, 6111, 6112 and the regulations thereunder; and
(ii) any corporation has Arthur Andersen's authorization to
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Mr. Wesley Ted Sinclair
September 29, 2000
Page 2 of 7


disclose to any and all persons, without limitation of any kind, any entity, plan, arrangement or transaction referenced in this document it being such corporation's duty to ascertain whether any further authorization is needed from Representatives and H.D. Vest, Inc. or others.

/s/ ARTHUR ANDERSEN LLP

                                                                    ATTACHMENT A
                                                                    ------------

Section 1.    Introduction

     1.1  Establishment.  H.D. Vest, Inc., a Texas Corporation, established the
          -------------
Deferred Compensation Plan (the "Plan") for the Representatives of the Company in March 1995. The Plan provides (i) the opportunity for Participants to defer part or all of their Cash Compensation through an effective tax mechanism and
(ii) the opportunity to receive an additional deferred Company Matching contribution.

     1.2  Purpose.  The purpose of the Plan is to provide the Company's
          -------
Representatives with the opportunity both to defer the receipt of compensation on a pre-tax basis and to receive additional income in the form of the Company Matching Contribution.

     1.3  Effective Date.  This Plan shall be effective upon the Effective Date
          --------------
as defined below.


Section 2.    Definitions and Construction

     2.1  Definitions.  The following capitalized words and phrases when used in
          -----------
the Plan shall have the meanings set forth below:

     A. "Account" means an account established for a Participant which contains the Participant's Cash Equivalents and the Company's Matching Contribution and which will be carried by the Company as a general unsecured obligation senior in rank to Vest's stock listed on NASDAQ/NMS.

     B. "Administrative Committee" means the committee appointed by the Board and serving pursuant to Section 7.

     C. "Annual Election Period" means a period from November 1 to December 31 subject to the provisions of Section 3.2.

     D.   "Board" means the Board of Directors of Vest.

     E. "Cash" means money in the form of United States Currency or some reasonable equivalent thereof.

     F. "Cash Equivalent" means a hypothetical Cash amount allocated to the Participant's Account.

     G.   "Company" means H. D. Vest, Inc., and its subsidiaries.

     H. "Company Matching Contribution" means an amount which the Company credits as a Cash Equivalent to a Participant's Account pursuant to the Plan.

     I. "Compensation" means cash remuneration, including but not limited to gross commissions, advisory or other fees or any other type of remuneration, earned by and while a Representative of the Company.

     J. "Compensation Date" means the dates on which Net Compensation is paid to Representatives, which currently occurs, twice a month, on the fifth business day following the first and fifteenth of each month, or such other dates the Company establishes to pay Net Compensation to Representatives.

     K. "Deferral Amount" means the amount of Net Compensation for each Deferral Period which a Participant elects to defer under the Plan.

     L. "Deferral Period" means the period of time constituting a moving number of aggregate and consecutive calendar months for which a Participant elects under the Plan to delay receipt of any Deferral Amount. Each Deferral Period begins on the first Compensation Date that Compensation is deferred following a Participant's Enrollment and ends on the last day of the next consecutively following 36th, 60th, 84th, or 120th calendar month, depending on the number of months established pursuant to Section 3.2, or 5.1.

     M. "Disability" means a determination by the Administrative Committee that a Participant is unable because of illness, injury, accident or other reason to perform substantially all of the acts which a Representative normally performs and that such inability is likely to continue for at least five consecutive months.

     N. "Distribution Period" means the thirty-six (36), sixty (60), eighty-four (84), or one hundred twenty (120) consecutive calendar months immediately following the end of a Deferral Period. The duration of a Distribution Period shall be the same number of consecutive calendar months as the Deferral Period which it immediately follows.

     O. "Effective Date" means the first date in which a Registration Statement filed with the Securities and Exchange Commission ("SEC") becomes effective, any required state Registration Statement becomes effective, and the Company's Board has approved the Plan.

     P. "Enrollment" means a Representative becomes enrolled as a Participant in the Plan under Section 3.2.

     Q. "Enrollment Period" means the period of time commencing on the Effective Date and concluding on the earliest of (i) the expiration of 16 months, (ii) the conclusion of the securities offering comprising the Plan, and (iii) the Effective Date of any amendment to the securities offering comprising the Plan, or such other date determined by the Administrative Committee or Board.

     R. "Gross Compensation" means the total amount of a Participant's Compensation, including advisory service fees, but excluding compensation earned on the sales of certain insurance products through H.D. Vest Insurance Services, unreduced by any amount.

     S. "Net Compensation" means Gross Compensation earned by and while a Representative of the Company multiplied by the Participant's payout rate (as defined in the applicable current H.D. Vest payout schedule) and less any fees, expenses, or other amounts which reduce Gross Compensation.

     T. "Participant" means a Representative of the Company who elects to participate in the Plan pursuant to Section 3.2, who satisfies all requirements established by the Administrative Committee and who designates a Deferral Amount and a Deferral Period pursuant to the Plan. Participant does not include employees or officers of the Company.

     U. "Representative" means an independent contractor associated with the Company and licensed to sell securities through H.D. Vest Investment Securities, Inc. The Company shall promptly inform the Administrative Committee if any individual ceases to be a Representative. Representative does not include any employee or officer of the Company.

     V.   "Vest" means H.D. Vest, Inc., a Texas Corporation.

     2.2  Construction.  Whenever any word is used herein in the singular form,
          ------------
it shall be construed as though it were also used in the plural form in all cases where it would so apply. Headings of articles and sections are inserted for convenience and reference, and they constitute no part of the Plan. Except where otherwise indicated by the context, any masculine terminology herein shall include the feminine and neuter. When the Plan requires or permits an act to occur on a day and that day falls on a Saturday, Sunday, or Vest holiday, the day for the act shall be the next business day.

Section 3.    Eligibility and Participation

     3.1    General.  All Participants may defer from a minimum of one percent
            -------
(1%) to a maximum of one hundred percent (100%) of their Net Compensation and may elect to defer Net Compensation for one of four Deferral Periods. The Deferral Amount shall not exceed the Participant's Net Compensation.

     3.2  Enrollment:  All representatives shall have the opportunity to enroll
          ----------
in the Plan during the Enrollment Period or Annual Election Period pursuant to procedures established by the Administrative Committee. Participants shall, at that time, choose the Deferral Amount of their future Net Compensation earned after the Enrollment Period or Annual Election Period and elect a Deferral Period from the four Deferral Period Options. All such Deferral Amounts shall be allocated to each Participant's Account as a Cash Equivalent. An election of the Deferral Amount and Deferral Period during the Enrollment Period shall begin on the first Compensation Date that occurs following (30) days subsequent to the Participant's Enrollment during the Enrollment Period. An election of the Deferral Amount and Deferral Period during the Annual Election Period shall begin on the first Compensation Date that occurs with respect to Net Compensation earned after the end of the Annual Election Period. Following a Participant's Enrollment or election during the Annual Election Period, any modification of any Deferral Amount or Deferral Period is governed by Section 4 and 5.

Section 4.    Aspects of Deferral

     4.1  Electing Deferral Amount.  A Participant may elect a Deferral Amount
          ------------------------
and Deferral Period during the Enrollment Period and each Annual Election Period by complying with the Plan and all Administrative Committee requirements (including giving timely written notice and properly completing all forms required by the Administrative Committee). A Participant must specify the Deferral Amount as a specific percentage, or dollar amount, of his total Net Compensation earned during a Deferral Period. The Deferral Amount shall not exceed the Participant's Net Compensation. Anyone who is no longer a Representative shall no longer be entitled to elect any Deferral Amounts and Deferral Amounts shall immediately stop.

     4.2   Accounts.  When a Participant has appropriately selected a Deferral
           --------
Amount, the Administrative Committee shall establish or continue an Account on the Company's books in the Participant's name. The Participant's Account is a Cash Equivalent account.

     4.3  Participant's Rights.  Neither the Administrative Committee nor the
          --------------------
Company shall be required to reserve or otherwise set aside funds for the payment of any Cash Equivalents or other amounts credited to any Account. All Accounts are unfunded accounts established under the Plan in the Participant's name. Moreover, until a Participant actually receives a distribution of Cash from his Account, the Participant maintains a position as a general creditor of the Company as regards any Cash Equivalent or other amount credited to or to be distributed from the Participant's Account and as regards any and all rights of the Participant under the Plan. In addition, the Company shall not be required to actually fund any Cash Equivalents or credit Cash to any Account until the time for payment thereof during the Distribution Period. As general unsecured obligations, Participant's account will be senior in rank to the Company's Common Stock listed on NASDAQ/NMS. The Company has received an opinion letter from Arthur Andersen LLP as to the federal income tax consequences to Representatives of the Company who become Participants in the Plan. Each Participant may request a copy of the opinion letter.

     4.4  Time for Electing Deferral.  Except as otherwise permitted in Section
          --------------------------
3.2or 4.5, during each Annual Election Period, a Participant shall select the
(i) Deferral Amount and (ii) Deferral Period. Except as provided in Section 4.5, only one Deferral Amount can be selected for one Deferral Period during any Enrollment Period or Annual Election Period. Any election so made shall remain in effect until the next Annual Election Period and shall immediately cease if the Participant is no longer a Representative.

     4.5  Prospectively Increasing Deferral Amount. An election to increase the
          ----------------------------------------
Deferral Amount may be made during the Enrollment Period and must be in writing pursuant to procedures established by the Administrative Committee . Any election to increase prospectively the Deferral Amount shall begin on the first Compensation Date that occurs following 30 days subsequent to the Company's receipt of the written notice to increase the Deferral Amount in accordance with procedures established by the Administrative Committee. Unless the Participant prospectively increases the Deferral Amount under this Section 4.5, such an election shall remain in effect until the next Annual Election Period, the Participant ceases to be a Representative or the Plan is terminated. Any such increase in the Deferral Amount elected shall be deferred for the same Deferral Period which applies to the other Deferral Amount selected during the Enrollment Period or most recent Annual Election Period during which the Participant elected a Deferral Amount.

     4.6  Decreasing Deferral Amount.  A Participant may elect to decrease
          --------------------------
future Deferral Amounts during an Annual Election Period only. Any such decrease in the Deferral Amount shall become effective on the first Compensation Date with respect to Net Compensation earned subsequent to the end of the Annual Election Period.

     4.7  Changing Deferral Periods.  A participant may elect to change the
          -------------------------
Deferral Period for prospective Deferral Amounts during the Annual Election Period only in accordance with procedures established by the Administrative Committee.

     4.8  Irrevocable Selections.  Once the Participant has selected a Deferral
          ----------------------
Amount and a Deferral Period, he may not change that Deferral Period and he may only change the Deferral Amount for the Deferral Period pursuant to Section 4.5 or 4.6.


Section 5.    Deferral Periods and Company Matching Contributions

     5.1  Deferral Periods.  Except as otherwise permitted in Sections 3.2,
          ----------------
during the Enrollment Period , Participants shall select one of four Deferral
Periods:

          Option No. 1  Deferral Amount deferred for thirty-six months
                          (36 months).

          Option No. 2  Deferral Amount deferred for sixty months (60 months).

          Option No. 3  Deferral Amount deferred for eighty-four months
                          (84 months).

          Option No. 4  Deferral Amount deferred for one hundred twenty months
                          (120 months).

     5.2  Company Matching Contribution.  Depending on the Deferral Period and
          -----------------------------
Deferral Amount selected by the Participant, the Company shall allocate the Company's Matching Contribution to the Participant's Account pursuant to Section
4.2. In addition, the Company may, prior to any calendar year, establish a Matching Contribution for aggregate total Deferral Amount elected by all Participants for such year. For the Plan year ending December 31, 2000, the amount of the Company's Matching Contribution is determined as follows:

                 COMPANY MATCHING CONTRIBUTION
             AS A PERCENTAGE OF THE DEFERRAL AMOUNT
             --------------------------------------

                                                      COMPANY MATCHING
                                                     ------------------
     DEFERRAL PERIOD                                      CONTRIBUTION CASH
     ---------------                                      ------------------
Option 1:    36 Months                                         41%
Option 2:    60 Months                                         85%
Option 3:    84 Months                                        151%
Option 4:    120 Months                                       305%

     5.3  Forfeiture of Company Matching Contribution.  Anyone who is no longer
          -------------------------------------------
a Representative shall no longer receive any Company Matching Contributions. Anyone who ceases being a Representative of the Company before the expiration of the Deferral Period for any reason other than death, Disability, or attaining the age of 65, shall forfeit all of the Company's Matching Contributions for which any Deferral Period has not expired. Forfeited Company Matching Contributions shall revert to the Company. The Company shall distribute the rest of the terminated Participant's Account, excluding all amounts attributable to the Company's Matching Contributions, during the Distribution Period. A disabled Participant or Participant attaining the age of 65 who ceases being a Representative of the Company shall not forfeit the Company's Matching Contribution unless the Participant becomes a registered representative of a broker/dealer other than H.D. Vest Investment Securities, Inc. or its successor or assign prior to the end of the Participant's Deferral Period.


Section 6.    Distribution of Accounts

     6.1  Payment of  Accounts.  The Participant has no right to demand or
          --------------------
receive any payment or distribution in kind or in Cash of any amount in a Participant's Account until its payment is due during the Distribution Period. All amounts credited to an Account shall be distributed as Cash. Subject to the Plan, the Deferral Amounts and non-forfeited Company Matching Contributions credited to a Participant's Account for each Deferral Period shall be distributed to the Participant as follows:

     Normal Representative Commissions are paid bi-monthly; therefore, the payments of the Deferred Compensation and Matching Contributions will be paid bi-monthly subsequent to the end of the Deferral Period. Consequently, if a Representative elects to defer an amount of his or her bi-monthly compensation for a period of 36 months, he or she will receive payment of that Deferred Amount and matching contribution 37 months from the date of the deferral. Each representative payroll period and Deferral Amount shall be payable independently from one another under the Plan.

     6.2  Payment to Deceased Participant's Estate.  If a Participant dies
          ----------------------------------------
before all of his Account has been distributed to him, the amount remaining shall be distributed at the Administrative Committee's discretion either (i) in payments at the same times, and in the same manner, as were being paid to the Participant before death or (ii) in accelerated payments to any extent that the Administrative Committee determines appropriate. Such distribution shall be made to the beneficiary or beneficiaries determined under
Section 6.3.

     6.3  Designation of Beneficiary.  A Participant may designate a beneficiary
          --------------------------
in a form provided, approved, and accepted by the Administrative Committee. In the absence of such a form, all amounts remaining in a deceased Participant's Account shall be distributed to the deceased Participant's estate.

     6.4  Disabled Participants.  If a Participant becomes disabled before all
          ---------------------
of his Account has been distributed to him, the amount remaining shall be distributed at the Administrative Committee's discretion either (i) in payments at the same times, and in the same manner, as were being paid to the Participant before his disability or (ii) in accelerated payments to any extent that the Administrative Committee determines appropriate.


Section 7.    Miscellaneous

     7.1  Plan Administration.   The members of the Administrative Committee
          -------------------
shall be appointed by the Board and shall function pursuant to rules and procedures approved or ratified by the Board. Any vacancy on the Administrative Committee shall be filled by the Board.

     7.2  Finality of Determinations.  Sole and absolute authority and
          --------------------------
discretion to apply, interpret and implement this Plan, including the determination of any contested issues or claims arising under the Plan, shall be vested in the Administrative Committee. By way of example, the Administrative Committee shall assure that allocations to any Account are based on Net Compensation actually earned by a Representative/Participant and may make any increases or deductions in any Account to correct any erroneous amount of Net Compensation, Deferral Amount or Company Matching Contribution. Any determination by the Administrative Committee shall be final and binding for all purposes and upon all interested persons and their heirs, successors and personal representatives.

     7.3  Amendment, Suspension, or Termination of the Plan.  The Board may
          -------------------------------------------------
amend, suspend or terminate the Plan in whole or in part at any time, provided that such amendment, suspension or termination shall not adversely affect any rights or obligations under the Plan with respect to amounts credited to the Account of any Participant before the amendment, suspension or termination.

     7.4  Limitations on Transfer.  Participants shall have no right to any
          -----------------------
amount credited to their Accounts except as set forth in the Plan. Neither such rights nor any amount credited to any Account may be anticipated, assigned, alienated or transferred, except pursuant to Section 6.3. Any attempt to alienate, sell, exchange, transfer, assign, pledge, hypothecate or otherwise encumber or dispose of any such rights or amounts by a Participant, the spouse of a Participant, or any other person shall be void and of no effect. The foregoing limitations on transfer or assignment shall apply with equal force and effect to any person who is designated or becomes a beneficiary pursuant to
Section 6.3.

     7.5  Release.  The Administrative Committee may require as a condition
          -------
precedent before the distribution of any amount from any Account a complete release and final settlement from the Participant and/or the Participant's spouse, any beneficiary or either or any other person of all claims against the Company, the Administrative Committee, the Plan or any other individual or person.

     7.6  Governing Law.  The Plan and all agreements hereunder shall be
          -------------
construed in accordance with and governed by the laws of the State of Texas. Any elections to be made under this Plan shall be accepted and all actions to be taken or payments under the Plan shall occur and be made at the Company's home office located at 6333 North State Highway 161, Fourth Floor, Irving, Texas, 75038, or as such other location specified by the Administrative Committee. Because of its terms and provisions, the Plan is not governed by the Employer Retirement Income Security Act of 1974, as amended.

     7.7  Statement of Account.  A statement will be sent to each Participant as
          --------------------
to his Account at least once each calendar year.

     7.8  Expenses of Administration.  All costs and expenses incurred in the
          --------------------------
operation and administration of this Plan shall be borne by the Company.